2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

November 1, 2024

Via EDGAR Transmission

Mindy Rotter, Esq., CPA
Division of Investment Management
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
New York Regional Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	Supplemental Response for Sarbanes-Oxley Review of the Ivy Funds (Nos. 033- 45961/811-06569) and Ivy Variable Insurance Portfolios (Nos. 033- 11466/811-05017)

Dear Ms. Rotter:

On behalf of each of the Ivy Funds and the Ivy Variable Insurance Portfolios (each a “Registrant” and collectively, the “Registrants”), the following is the Registrants’ response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on October 22, 2024 with respect to the Registrants’ comment-response letters filed on February 8, 2023 (the “February 2023 Letter”) and October 9, 2024 (the “October 2024 Letter”).1  The Staff comment is summarized below, followed by the response of the Registrants to the comment. Any capitalized terms used herein that are not defined have the meaning ascribed to them in the February 2023 Letter or October 2024 Letter.

1. Comment:  The October 2024 Letter notes in response to part of Staff comment number 2 that due to a service provider oversight, the Registrants had not filed the form amendments noted in the February 2023 Letter to correct scrivener errors in two auditor opinions and to include an “auditor’s agreement” letter as an exhibit to the applicable Form N-CSRs (collectively, the N-CSR Amendments”).  Please explain what caused the service provider oversight and what steps have been taken to ensure that such oversight does not re-occur.

Response:  In the future, the Registrants endeavor to use their best efforts to meet Staff deadlines and undertake to notify the Staff of any delays or issues related to filing a comment-

[1]
As indicated in Appendix A of the February 2023 Letter, the Staff review also involved multiple other registrants and/or their series, totaling over eighty individual funds, in the Delaware Funds by Macquarie complex.

Mindy Rotter
November 1, 2024

response letter and request an extension.  The Registrants also will ensure that their response letter process (as detailed in the October 2024 Letter) includes that step.  The oversight was not due to a failure to keep track of the Commitment Date.  The delay in finalizing the N-CSR Amendments was attributable to certain prioritized complex-wide regulatory matters that were more time sensitive and deemed more urgent than the correction of the scrivener errors and the filing of the “auditor’s agreement” exhibit.2  Lastly, the Registrants note that they contacted the Staff, through their counsel, to address the filing of the overdue N-CSR Amendments and to discuss certain technical issues related to the filings.

* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Dan Geatens
Phil Shipp
Macquarie Asset Management

[2]	The change-in-auditor was properly noted in the Registrants’ applicable Form N-CEN filings.